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                                                                      Exhibit 11


Statement Re Computation of Per Share Earnings
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         Basic earnings per share of $.96 for the third quarter of 2000 were computed by dividing net income of $31,089,800 by the weighted average number of shares of common stock outstanding during the quarter of 32,342,462.